EXHIBIT 99.1

Following Unprecedented Winter Storm in Texas and Protection Granted under the CCAA in Canada, Just Energy Receives Chapter 15 Bankruptcy Protection in U.S.

  All Services to customers across Company’s North American operations continue without interruption; no impact on customers’ bills, employees or daily operations expected
  Filings and associated US$125 million Debtor in Possession (“DIP”) financing ensures Just Energy continues to meet its regulatory obligations in North America, including payments required by the Electric Reliability Council of Texas (“ERCOT”)
  Filings provide stability for the Company as it facilitates the restructuring of its financial obligations due to the unprecedented winter storm impacts on the business
  Company’s largest commodity suppliers continue to support the Company

TORONTO, March 09, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, further to its press release from earlier today announced that it has received creditor protection under Chapter 15 of the Bankruptcy Code in the United States. The Chapter 15 order by Bankruptcy Judge Marvin Isgur in the Southern District of Texas recognizes the protection granted earlier via an Initial Order under the Companies’ Creditors Arrangement Act (“CCAA”) from the Ontario Superior Court of Justice (Commercial List) so that the CCAA protections also apply to the Company’s’ assets and creditors located in the United States. In addition, Judge Isgur ruled that section 525 of the bankruptcy code would apply and he would retain “exclusive” jurisdiction for any relief sought under such law (i.e. any act specified by section 525 purported to be taken by a “governmental unit” in the United States against the Company in the United States must be heard by Judge Isgur; in general, section 525 prohibits a governmental unit from suspending or revoking a license based upon a party’s status as a debtor in a bankruptcy case or for nonpayment of certain debts).  Finally, Judge Isgur ruled that any payments by the Company to ERCOT will be subject to Just Energy’s rights to contest such payments and to receive a refund or credit under applicable law.

As announced this morning, the filings, and associated US$125 million DIP financing arranged by the Company, enable Just Energy to continue all operations without interruption throughout the United States and Canada and to continue making payments required by ERCOT and satisfy other regulatory obligations. The filings have no impact on customer bills.

Just Energy will provide further updates as developments warrant. A copy of the CCAA Initial Order and other information regarding the CCAA proceedings will be available at the Monitor’s website http://cfcanada.fticonsulting.com/justenergy. Information regarding the CCAA proceedings can also be obtained by calling the Monitor’s hotline at 416-649-8127 or 1-844-669-6340 or by email at justenergy@fticonsulting.com. A copy of the Chapter 15 order and other information regarding the Chapter 15 proceedings will be available at https://omniagentsolutions.com/justenergy.

About Just Energy Group Inc.
Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements, including statements with respect to: the Initial Order and the related DIP financing enabling the Company to continue operations without interruption and continuing to make payments required by ERCOT; the Company’s ability to pursue alternatives and emerge from CCAA as a strong, stable business; the DIP financing providing sufficient liquidity for the Company to continue to operate the business in the normal course under CCAA; the Company providing uninterrupted service to its customers; the Company continuing to make payments required by ERCOT and other regulatory obligations; and potential changes to the financial impact of the Weather Event, whether due to ERCOT resettlements, potential orders of the Commission with respect to the recommendations of the IMM, the outcome of the dispute resolution process initiated by the Company and potential litigation challenges, or otherwise. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the ability of the Company to continue as a going concern; the outcome of proceedings under CCAA and similar bankruptcy legislation in the United States; the outcome of any invoice dispute with ERCOT; obtaining relief to delay payment of certain ERCOT settlement invoices; the outcome of potential litigation in connection with the Weather Event; any relief sought under section 525 of the bankruptcy code; the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s discussions with key stakeholders regarding the Weather Event and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Monitor
FTI Consulting
416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications and Public Affairs
Phone: 416-523-5885
berman@longviewcomms.ca